                                                                    Exhibit 12.1

                Computation of Ratio of Earnings to Fixed Charges


     For purposes of computing the following ratios, earnings consist of net income before income tax expense plus fixed charges to the extent that such charges are included in the determination of earnings. Fixed charges consist of interest costs plus one-third of minimum rental payments under operating leases (estimated by management to be the interest factor of such rentals).


                                                     For the Six
                                                Months Ended June 30,                   For the Year Ended December 31,
                                              -------------------------  -----------------------------------------------------------
                                                  2001         2000         2000         1999         1998        1997        1996
                                                  ----         ----         ----         ----         ----        ----        ----
                                                                                  (In Thousands)
Earnings ..................................    $ 121,288    $  74,837    $ 142,307    $  94,755    $ 266,306   $ 271,078   $ 249,725
Add:
   Income taxes ...........................      (16,040)     (28,434)     (43,738)     (43,784)      10,746      17,646          --
   Fixed charges:
     Interest expense .....................        6,427        6,497       13,029       12,903        1,051          --          --
     One-third of rental payments .........        1,600        1,500        3,070        2,800        1,900         830         100
                                              --------------------------------------------------------------------------------------
Earnings before income taxes and fixed
   charges ................................    $ 113,275    $  54,400    $ 114,668    $  66,674    $ 280,003   $ 289,554   $ 249,825
                                              ======================================================================================

Fixed charges:
   Interest expense .......................        6,427        6,497       13,029       12,903        1,051          --          --
   One-third of rental payments ...........        1,600        1,500        3,070        2,800        1,900         830         100
                                              --------------------------------------------------------------------------------------
     Total fixed charges ..................        8,027        7,997       16,099       15,703        2,951         830         100
Preferred share dividends* ................       10,000       10,000       20,000       20,000       20,000       9,555          --
                                              --------------------------------------------------------------------------------------
Combined fixed charges and preferred
   share dividends ........................    $  18,027    $  17,997    $  36,099    $  35,703    $  22,951   $  10,385   $     100
                                              ======================================================================================

Ratio of earnings to fixed charges ........        14.11         6.80         7.12         4.25        94.88      348.86    2,498.25
                                              ======================================================================================

Ratio of earnings to combined fixed charges
   and preferred share dividends ..........         6.28         3.02         3.18         1.87        12.20       27.88    2,498.25
                                              ======================================================================================



     *Dividends have not been tax effected because they are presumed to be paid out of a Bermuda entity whose tax rate is zero.